# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWER SOLUTIONS INTERNATIONAL, INC., CIK 0001137091
CUSIP: 73933G202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0001702521
Persons authorized to receive notices and communications: Weichai America Corp., Attn: Jinguang Liu (aka Jin Liu), 3100 Golf Road, Rolling Meadows, Illinois (IL), 60008, (855-922-9001)

## Reporting persons
- Weichai America Corp. (CIK 0001702521): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 0; shared voting power 10,716,152; sole dispositive power 0; shared dispositive power 10,716,152; aggregate amount beneficially owned 10,716,152 (46.5% of the class)
  Comment: 1. The number of shares beneficially owned represents 10,716,152 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.
- Weichai Power Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 10,716,152; sole dispositive power 0; shared dispositive power 10,716,152; aggregate amount beneficially owned 10,716,152 (46.5% of the class)
  Comment: 1. The number of shares beneficially owned represents 10,716,152 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.
- Shandong Heavy Industry Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 10,716,152; sole dispositive power 0; shared dispositive power 10,716,152; aggregate amount beneficially owned 10,716,152 (46.5% of the class)
  Comment: 1. The number of shares beneficially owned represents 10,716,152 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: POWER SOLUTIONS INTERNATIONAL, INC.
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Comment:
This constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the "Issuer") as filed with the SEC on April 7, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 as filed with the SEC on August 10, 2017, December 5, 2017, August 31, 2018, October 3, 2018, April 26, 2019, August 15, 2025, August 19, 2025 and August 25, 2025, respectively (as so amended, the "Schedule 13D"), by Weichai America Corp. ("Weichai America"), Weichai Power Co., Ltd. ("Weichai Power"), and Shandong Heavy Industry Group Co., Ltd. ("SHIG") (each of Weichai America, Weichai Power, and SHIG a "Reporting Person" and collectively the "Reporting Persons"). Capitalized terms used in this Amendment No. 9 without being defined herein have the respective meanings given to them in the Schedule 13D. This Amendment No. 9 is being filed by the Reporting Persons to report the open market sales by Weichai America of an aggregate of 232,683 shares of the Issuer's Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended ("Rule 144"), through a broker-dealer from August 22, 2025 to August 26, 2025 (the "Sales"). The Sales resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 8 to the Schedule 13D.

Except as specifically amended by this Amendment No. 9, this Schedule 13D is not modified or revised in any way.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as set forth below:

This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Weichai America Corp. ("Weichai America"), a company organized under the laws of the State of Illinois;

(ii) Weichai Power Co., Ltd. ("Weichai Power"), a joint stock limited company incorporated in the People's Republic of China with limited liability; and

(iii) Shandong Heavy Industry Group Co., Ltd. ("SHIG"), a limited liability company incorporated in the People's Republic of China.

Weichai America is a wholly-owned subsidiary of Weichai Power, which is in turn controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power's board of directors. This Schedule 13D shall not be construed as acknowledging that any of the Reporting Person, for any or all purposes, is a member of a group with the any Reporting Person or any other person.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as set forth below:

The principal business of Weichai America is to research and develop a full line of off-road natural gas engines and engine components.

The principal business of Weichai Power is to operate in the following three main business segments: (i) powertrains, complete vehicles and machines and key components, (ii) intelligent logistics, and (iii) agricultural equipment.

The principal business of SHIG is to operate in the following three main business segments: (i) investment and corporation management; (ii) organize, coordinate and manage the operation of subsidiaries; and (iii) development, manufacture, and sale of combustion engines and its ancillary facilities, engineering machineries and other mechanical equipment and components.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors or persons holding equivalent positions of such Reporting Person and their respective principal business address, principal occupation or employment and citizenship are provided on Exhibit T to this Schedule 13D, which is incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated as set forth below:

During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Exhibit T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as set forth below:

During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Exhibit T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated as set forth below:

The citizenship of each director or executive officer or person holding equivalent positions of the Reporting Persons is set forth in Exhibit T hereto, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On August 8, 2025, Weichai Amercia filed a notice with the SEC on Form 144 relating to the proposed sale of up to 1,150,000 shares of Common Stock in accordance with Rule 144. From August 22, 2025 to August 26, 2025, the Reporting Persons sold an aggregate of 232,683 shares of Common Stock in a series of open-market transactions through a broker-dealer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as set forth below:

The Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer as set forth on Exhibit Q hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as set forth below:

The Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer as set forth on Exhibit Q hereto.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as set forth below:

In connection with the Sales, Weichai America sold 232,683 shares of Common Stock in a series of open-market transactions, through a broker-dealer, pursuant to Rule 144. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share, are provided below.

August 22, 2025
- Shares Disposed of: 87,210
- Weighted Average Price Per Share: $88.2807 (multiple transactions at prices ranging from $81.19 to $91.768 inclusive)

August 25, 2025
- Shares Disposed of: 51,426
- Weighted Average Price Per Share: $91.0031 (multiple transactions at prices ranging from $88.525 to $93.365 inclusive)

August 26, 2025
- Shares Disposed of: 94,047
- Weighted Average Price Per Share: $83.2797 (multiple transactions at prices ranging from $80.32 to $89.00 inclusive)

The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each of the above transactions. Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock since the most recent filing of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Q - Beneficial Ownership of the Reporting Persons in the Securities of Power Solutions International, Inc.
Exhibit R - Powers of Attorney (Weichai Power Co., Ltd.), incorporated by reference to Exhibit 24.1 to the Form 4 filed by Reporting Persons with the Securities and Exchange Commission on August 14, 2025.
Exhibit S - Power of Attorney (Shandong Heavy Industry Group Co., Ltd.), incorporated by reference to Exhibit 24.2 to the Form 4 filed by Reporting Persons with the Securities and Exchange Commission on August 14, 2025.
Exhibit T - Executive Officers, Directors and Control Persons of the Reporting Persons.

## Signatures
- Weichai America Corp.: /s/ Jinguang Liu (aka Jin Liu), Jinguang Liu (aka Jin Liu), Chief Financial Officer (08/28/2025)
- Weichai Power Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun, Authorized Representative (08/28/2025)
- Shandong Heavy Industry Group Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun, Authorized Representative (08/28/2025)